FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For 19 March 2021

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-251220) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

19 March 2021

Off-market purchase of 590,730,325 ordinary shares from Her Majesty’s Treasury (“HM Treasury”)

NatWest Group plc (the “Company” or “NWG”) has agreed with HM Treasury to make an off-market purchase (the “Off-Market Purchase”) for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares in the Company with a nominal value of £1 each (“Ordinary Shares”) at a price of 190.50 pence per Ordinary Share, being yesterday’s closing price of the Ordinary Shares on the London Stock Exchange.

The purchased Ordinary Shares represent 4.86 per cent of the Company’s issued share capital. The Off-Market Purchase is expected to settle on 23 March 2021.

A contract (the “Directed Buyback Contract”) between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 29 April 2020.

NWG intends to cancel 390,730,325 of the purchased Ordinary Shares and hold the remaining 200,000,000 Ordinary Shares in treasury. Holding Ordinary Shares as treasury shares gives the Company the ability to cancel such shares at a later date, or re-issue treasury shares quickly and cost effectively, and may provide the Company with additional flexibility in the management of its capital base, including the allotment of Ordinary Shares in relation to its employee share plans.

Under chapter 11 of the Listing Rules, the Directed Buyback Contract constitutes a related party transaction. However, the Off-Market Purchase is treated as a smaller related party transaction under LR 11.1.10 R.

Following settlement of the above transaction:

-	NWG will hold 200,000,000 of its Ordinary Shares as treasury shares;

-	NWG will have in issue 11,575,835,427 Ordinary Shares (excluding treasury shares); 900,000 Cumulative Preference Shares of £1; and 10,130 Category II Non-cum Preference Shares of US$0.01 in issue; and

-	HM Treasury will hold 6,918,753,194 Ordinary Shares, representing 59.77 per cent. of the Company’s issued share capital excluding treasury shares.

Based on NWG’s position on 31 December 2020, NWG’s CET1 ratio will be reduced by 66 basis points and tangible equity per share will increase by around 4 pence.

Contribution to the main pension scheme

The Off-Market Purchase of Ordinary Shares has triggered NWG to contribute £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution will reduce tangible equity by £365 million. CET1 will be reduced by £99 million as £266 million (equivalent to £364 million before tax relief) was recognised as a CET1 capital deduction as at 31 December 2020. These will be recognised as part of the NWG Q1 2021 results.

The combined impact of the Off-Market Purchase and the pension contribution, based on the NWG position at 31 December 2020, equates to a CET1 ratio reduction of 72 basis points and around a 1 pence increase in tangible equity per share.

The person responsible for arranging the release of this announcement on behalf of NWG is Alexander Holcroft, Head of Investor Relations.

MAR Inside Information - this announcement contains information that qualified or may have qualified as inside information for NWG, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 of 16 April 2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Further information:

Investor Relations

+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group’s exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA) and NatWest Group plc’s filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	March 19, 2021	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary